September 11, 2007

Securities and Exchange Commission

100 F Street, N.W.

Washington, DC 20549

Attention: Ms. Christina E. Chalk

Special Counsel, Office of Mergers and Acquisitions

Division of Corporate Finance

Dear Ms. Chalk:

We are writing on behalf of our clients, Infinity World Investments LLC, a newly formed Nevada limited liability company (the “Purchaser”), and Dubai World, a decree entity of the Government of Dubai, United Arab Emirates (“Dubai World”), after our telephone conversation on September 10, 2007. In that conversation, you indicated that it would be useful to the Staff to have certain additional information in considering whether Dubai World’s financial information was material in the context of its tender offer (the “Tender Offer”) for up to 14,200,000 shares of Common Stock of MGM MIRAGE (“MGM”). This letter supplements our letters of August 29, 2007 and September 5, 2007 with additional information relating to Dubai World and its subsidiaries.

Additional Information Relating to Dubai World

As disclosed in the Offer to Purchase, Dubai World is a decree entity of the Government of Dubai and 100% owned by the Government of Dubai. Dubai World was established in March 2006, to serve as a holding company that manages and supervises a diverse portfolio of businesses, investments and projects for the Government of Dubai, many of which were originally funded by the Government of Dubai with cash, land grants or otherwise as early as 1971. It is important to note that Dubai World owns and operates strategic assets which are of paramount importance to the economic success of the Emirate of Dubai. These include DP World (port operator for over 30 years) which is now the 4th largest container terminal operator in the world (having over 42 terminals) and operates all of the ports of Dubai. Another strategic holding is Jebel Ali Free Zone Authority (operating for more than 20 years) which is one of the largest free zones in Dubai. It allows 100% foreign ownership of companies and now has over 140 of the Fortune 500 companies and a total of 5,000 companies licensed to operate in the free zone. Dubai World serves as an important vehicle for driving global investments and diversification initiatives for the Government of Dubai.

September 11, 2007

Mr. Sultan Ahmed Bin Sulayem is the Chairman of Dubai World and was appointed directly by the Ruler of Dubai. Mr. Sulayem is recognized as one of the leading businessmen in Dubai and internationally and is a member of the World Economic Forum. Mr. Sulayem is a member of the Executive Council of the Government of Dubai.

Based on unaudited pro forma combined financial information, at December 31, 2006, Dubai World had total consolidated assets of approximately $65,000,000,000 (including approximately $3,900,000,000 of cash and cash equivalents) and equity of approximately $29,800,000,000. For the 12-month period ending on December 31, 2006, total pro forma combined consolidated revenues for Dubai World were approximately $9,400,000,000, resulting in EBITDA of approximately $2,100,000,000. While Dubai World does not maintain audited financial statements, the following wholly-owned subsidiaries of Dubai World have financial statements prepared in accordance with International Financial Reporting Standards (and each of which obtained an unqualified opinion from Ernst & Young LLP): DP World; Jebel Ali Free Zone Authority; Nakheel World; Limitless; Dry Docks; and Istithmar PJSC.

While neither the closing of the Tender Offer nor the purchase of an additional 14,200,000 shares directly from MGM MIRAGE (collectively, the “Share Purchases”) is conditioned upon obtaining any financing and Dubai World has adequate working capital to fund the investments, as of the date of this letter, in connection with the Share Purchases and Dubai World’s investment of up to $2,700,000,000 in the CityCenter joint venture described in the Tender Offer documents, Dubai World has received underwritten financial commitments in writing from Deutsche Bank, Royal Bank of Scotland plc and Credit Suisse for an aggregate of $4,900,000,000 and intends to use up to $500,000,000 from its cash reserves to finance the investments. As described in our letter of September 5, 2007, the proposed financing is subject to negotiation of definitive documentation.

It is important to note that, as of June 30, 2007, MGM MIRAGE had total assets of approximately $23,500,000,000 and as of September 10, 2007, a total market capitalization of approximately $23,000,000,000. Thus, Dubai World’s investment of up to $2,700,000,000 in the CityCenter project represents only approximately 10% of each of MGM MIRAGE’s total assets and total market capitalization.

Discussion Relating to “Control”

We note that footnote 195 of the Release No 33-7750 is appended to a factor the Staff identified for consideration in determining whether financial statements of the bidder are material that relates expressly to “whether the purpose of the tender offer is for control of the subject company (emphasis added).” Footnote 195 reads in relevant part:

September 11, 2007

Financial information also can be material when a bidder seeks to acquire a significant equity stake in order to influence the management and affairs of the target. In the latter case, security holders need financial information for the prospective controlling security holder to decide whether to tender in the offer or remain a continuing security holder in a company with a dominant or controlling security holder (emphasis added).

We believe that when the text and footnote are read together, the term “influence” should be fairly understood to refer to the controlling influence of a controlling stockholder over the affairs and management of the target that a bidder would obtain as a result of a tender offer for control of the company. Dubai World’s tender offer and direct stock purchase will not result in the acquisition of control, and indeed as we explained in our August 29, 2007 letter, MGM MIRAGE will remain squarely within the control of Tracinda Corporation, which will continue to own approximately 51% of MGM MIRAGE after consummation of the Share Purchases and will have the voting power to remove all directors.

Moreover, the fact that Dubai World will obtain board representation following the Share Purchases does not mean it will obtain control or controlling influence over MGM MIRAGE. As we discussed, following consummation of the Share Purchases, once applicable gaming regulatory approvals have been obtained, Dubai World will designate one individual for appointment to MGM MIRAGE’s board of directors and thereafter the appointee will be nominated for election by the board of directors of MGM MIRAGE at future annual meetings of stockholders. Dubai World’s initial designee (and any other individual nominated and elected to the board pursuant to Dubai World’s board designation rights) will serve as an outside director and as such will have no more influence with respect to the management and affairs of MGM MIRAGE than any other outside director who serves on MGM MIRAGE’s board. Dubai World’s director designee(s) will have no operating management role whatsoever, nor will any such designee serve as the chairman of the board of directors with the power to set and control the agendas for meetings of the board. Therefore, Dubai World will not “possess the power to direct or cause the direction of the management and policies” of MGM MIRAGE within the meaning of Rule 12b-2 under the Exchange Act.

Conclusion

For the foregoing reasons, we believe that any financial information related to the Purchaser and Dubai World is immaterial to a prospective tendering securityholder’s decision to tender or refrain from tendering into the Tender Offer. In addition, we do not believe that Dubai World’s ability to appoint a director to the board of directors of MGM MIRAGE results in Dubai World possessing the power to direct or cause the directions of management and policies of MGM MIRAGE. Accordingly, we respectfully request the Staff to withdraw its suggestion that financial statements of the Purchaser

September 11, 2007

and/or Dubai World need to be included in the Tender Offer documents. In the event the Staff determines not to withdraw its suggestion that financial statements be provided, then we respectfully request a telephone conference with the Chief of the Office of Mergers and Acquisitions and, as appropriate, other senior Division staff to discuss the matter further.

Sincerely,

PAUL, HASTINGS, JANOFSKY & WALKER LLP